                                                                     Exhibit (1)

                                  May 24, 1996

The Board of Directors
Acme-Cleveland Corporation
30100 Chagrin Boulevard, Suite 100
Pepper Pike, Ohio  44124-5705

Attention:   Mr. David L. Swift
             Chairman and Chief Executive Officer

Gentlemen:

         We are pleased to inform you that we are prepared to offer to acquire Acme-Cleveland Corporation at a price of $29 per outstanding share of common and preferred stock. Our proposal is conditioned on the execution of a mutually satisfactory acquisition agreement, approval under relevant provisions of Ohio law and the inapplicability of your shareholders rights plan. Our proposal is not subject to financing or to further due diligence.

         We believe that this represents a full and fair price and reflects, among other things, our due diligence review of Acme-Cleveland and our discussions with your investments bankers.

         It has been over two months since you announced that you were actively exploring strategic alternatives to optimize shareholder value. We believe that this has been more than enough time and are disappointed by the lack of a plan to conclude the process.

         Accordingly, our proposal will expire at 9:00 a.m., New York time, on Tuesday, May 28, 1996 unless you accept it prior to such time. If you do not accept our proposal by such time, we intend to seek to call a special meeting of shareholders for the purpose of replacing the Acme-Cleveland board of directors. If our nominees are elected, we intend to propose and seek to consummate the acquisition of Acme-Cleveland, in connection with our $27 per share tender offer. This price would reflect both the expenses of running a proxy contest and the distracting influence of this prolonged process on the company's operations.

         We would prefer not taking such a drastic step and would not be taking it were it not for the length of time that this process has taken and our belief that, without action on our part, the process might continue indefinitely, which we believe would not be in the best interest of shareholders, employees, customers and suppliers.

         We and our advisers are ready to meet with you and your advisers at any time to discuss our offer and to answer any questions that you may have. Our objective continues to be to conclude promptly a transaction that is supported by the Acme-Cleveland Board of Directors.

                                                 Sincerely,

                                                 /s/ George M. Sherman
                                                 George M. Sherman
                                                 President and CEO